Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204
Tel. (317) 266-0100
Fax (317) 631-3750
March 6, 2008
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Dean Suehiro, Senior Staff Accountant Kyle Moffatt, Accountant Branch Chief Larry Spirgel, Assistant Director
Emmis Communications Corporation
Form 10-K for Fiscal Year Ended February 28, 2007, filed May 11, 2007
Form 10-Q for the Quarter Ended November 30, 2007, filed January 9, 2008
File No. 0-23264

Gentlemen:
          I am writing in response to the comments of the Staff contained in the Staff’s letter to Patrick Walsh, the Chief Financial Officer of Emmis Communications Corporation (“Emmis” or the “Company”) dated February 27, 2008 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”).
          Set forth below are the Staff’s comments conveyed in the Comment Letter and the Company’s responses thereto.
Form 10-K for the year ended February 28, 2007
Allocation of Purchased Assets, page 34
Note 1(s). Long-Lived Tangible Assets, page 76
          1. We note your reference to an independent appraisal firm and appraisals. While you are not required to make reference to these independent appraisals, when you do you should also disclose the name of the expert. If you decide to delete your reference to the appraisals, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent appraisals.
          Response to Comment 1
          In response to the Staff’s comment, the Company will exclude all references to independent appraisal firms and independent appraisals in our Form 10-K for the year ending February 29, 2008. Instead, the Company will explain the method and assumptions used by management to determine the applicable valuation.
Consolidated Statements of Operations, page 58
          2. It appears that the caption “Station operating expenses” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB Topic 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption “Station operating expenses.” In this regard, we refer to your depreciation and amortization table on page 39.
          Response to Comment 2
          In response to the Staff’s comment, on the face of its Consolidated Statement of Operations in its Form 10-K for the year ending February 29, 2008, the Company will use the caption “Station operating expenses, excluding depreciation and amortization expense of $XXX, $YYY and $ZZZ, respectively” to identify the amount of applicable depreciation and amortization that is excluded. The Company will use the phrase “station operating expenses, excluding depreciation and amortization expense” in other areas of the Form 10-K where we have historically used the phrase “station operating expenses”.
Note 1(k). Television Division, page 71
1.     Summary of Significant Accounting Policies
e.     Television Programming, page 69.
          3. We note that your television station in New Orleans (“WVUE-TV”) has been accounted for as discontinued operations since the 2nd quarter of 2005. We also note that you expected to sell this station in the “next three months” and this disclosure is in your 2008 3rd quarter Form 10-Q. Further, we note that Hurricane Katrina has “complicated the sales process for this station.” Please tell us why it is appropriate to continue to classify WVUE-TV as held for sale under paragraphs 30(d) and 31 of SFAS 144.

          Response to Comment 3
          Due to the unique circumstances resulting from the after effects of Hurricane Katrina (“the Hurricane”), we believe the classification of WVUE-TV as held for sale was appropriate at February 28, 2007 and November 30, 2007, under paragraphs 30(d) and 31 of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144).
Applicable Accounting Standards
SFAS No. 144 addresses the time period for which an asset should be classified as held for sale in paragraph 30(d) as follows:
The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.
SFAS No. 144 paragraph 31 defines the various scenarios in which an entity may be permitted to classify an asset as held for sale longer than the standard one year time period. Paragraph 31(c) describes one such scenario as follows:
c. If during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, a long-lived asset (disposal group) previously classified as held for sale is not sold by the end of that period and (1) during the initial one-year period the entity initiated actions necessary to respond to the change in circumstances, (2) the asset (group) is being actively marketed at a price that is reasonable given the change in circumstances, and (3) the criteria in paragraph 30 are met.
Application to WVUE-TV — Discontinued Operations Classification
          During the second quarter of the fiscal year ending February 2006, Emmis announced its intention to dispose of all of its television assets. Because the television assets to be disposed of met the provisions of SFAS No. 144 paragraphs 30 and 42, the Company reclassified all 16 components (stations) of the television segment to discontinued operations effective July 31, 2005. As of November 30, 2007, Emmis had sold 15 of these 16 stations and had terminated the employment of all corporate television management. The lone television station remaining is WVUE-TV in New Orleans, which had suffered substantial damage from the Hurricane.
          In August 2005, prior to the Hurricane, Emmis was close to finalizing an agreement with a third party to sell WVUE-TV for more than $70 million. This proposed sale collapsed after the Hurricane hit New Orleans, significantly damaged the Company’s WVUE-TV facility and temporarily decimated the New Orleans television market.

          While WVUE-TV was back on the air broadcasting shortly after the Hurricane, the aftermath of the Hurricane hindered Emmis’ ability to sell the station for several reasons. First, WVUE-TV’s facilities had to be repaired, costing nearly $12.5 million and taking well over a year. In addition, the Hurricane radically changed the nature of the New Orleans advertising market: Nielsen, a third party company that compiles television ratings, did not issue ratings for New Orleans from July 2005 to May 2007; local advertising dried up as many local businesses were negatively impacted by the Hurricane; and hundreds of thousands of New Orleans residents relocated, creating great uncertainty as to the size of the New Orleans television market. Finally, WVUE-TV’s station operating income (“SOI”), a non-GAAP measure of profitability, dropped precipitously immediately following the Hurricane.
Operationally, the station is performing at levels experienced prior to the Hurricane, as outlined below, enhancing our ability to sell the station:

Fiscal Year	Budgeted SOI (1)	Actual SOI (1)
FY2005 (Pre-Katrina)	$3.8 million	$4.0 million
FY2006 (Year of Katrina)	$5.2 million	($5.0 million)
FY2007	($2.5 million)	$1.9 million
FY2008	$3.1 million	$4.0 million (2)

(1)	The Company notes that station operating income (SOI) is a non-GAAP financial measure. SOI is defined as net revenues of the station less cash operating expenses. The amounts above exclude any business interruption insurance proceeds.

(2)	Projected
          Subsequent to the Hurricane, the Company has had almost continuous contact from various parties interested in acquiring WVUE-TV and there has been ongoing discussions and due diligence; however, none of these discussions culminated in a transaction for various reasons. The Company continues to aggressively market WVUE-TV with the help of The Blackstone Group and is currently marketing the station at a price that it believes is a reasonable estimate of its current fair value; a price that is discounted by more than 30% from the price initially negotiated prior to the Hurricane. Multiple parties continue to perform due diligence on WVUE-TV, leading the Company to believe that a sale of WVUE-TV is likely in the next three to twelve months.
          SFAS No. 144 paragraph 31(c) provides that circumstances may occur subsequent to classification of a business as a discontinued operation that would permit such business to continue to be classified as a discontinued operation for longer than the one year standard time period. The Company believes the aftermath of the Hurricane represents such a circumstance. SFAS 144 paragraph 31 (c) also requires:

(1)	during the initial one-year period the entity initiated actions necessary to respond to the circumstances:
•	The station was back on the air shortly after the Hurricane and made all reasonable efforts to return to “normal” operations as depicted by the operating results (SOI) above

•	The Company responded by reconstructing the television facilities damaged by the Hurricane
(2)	the asset group is being actively marketed at a price that is reasonable given the change in circumstances:
•	the Company continued to retain the assistance of skilled advisors to assist in the sale of WVUE-TV as they did with all the other stations

•	the Company significantly reduced the price at which WVUE-TV is being actively marketed from the price before the Hurricane
(3)	the criteria in paragraph 30 are met:
•	the Company continued to meet each of the six criteria in paragraph 30 during the period
          As a result of the reconstruction of WVUE-TV’s facilities and the stabilization of WVUE-TV’s station operating income, certain parties have expressed interest in acquiring the station and are currently performing due diligence. However, there can be no assurance that a definitive agreement can be reached with these parties. Notwithstanding the extenuating circumstances resulting from the aftermath of the Hurricane, the Company plans to reclassify WVUE-TV to continuing operations for all periods presented in its Form 10-K for the year ending February 29, 2008, unless the Company believes an agreement to sell the station is imminent.
*       *       *       *
Additionally, per your request, the Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions, please do not hesitate to call me at (317) 684-6535. For future fax correspondence with the Company please use (317) 684-5580.

Sincerely,
/s/ Patrick M. Walsh
Patrick M. Walsh
Executive Vice President, Chief Financial Officer and Treasurer